Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
Randgold Resources... focus on value creation drives our strategy September 2009

What makes us different…

- Ability to manage and operate in Africa
- Strong balance sheet and no debt in a difficult capital market
- Business plan built on conservative $650 gold price and includes expensed exploration costs
- Superior reserve growth per share - historic and prospective
- Strong pipeline of future growth prospects – +50% growth in production by 2011
- Undeveloped resources at Gounkoto and Massawa
- Cost profile improving driven by higher grades and volumes
- West African focus providing operational leverage through shared infrastructure
- Foothold in highly prospective goldbelt in DRC post-Moto completion

FY 2003 – FY 2008
Reserve ounce / share CAGR



40%
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
Yamana Gold
Randgold Resources
Goldcorp
Kinross Gold
Agnico-Eagle
Barrick Gold
Newmont Mining
AngloGold
Centerra Gold
Eldorado
Gold Fields
Golden Star
Harmony Gold
IAMGOLD
Gammon Gold

Source: Banc of America Securities – Merrill Lynch, as at FY 2008

Net debt / Equity
– Calendar 2009 estimates



30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
(50%)
Randgold Resources
Centerra Gold
Buenaventura
Lihir Gold
Eldorado
Kinross Gold
IAMGOLD
Harmony Gold
Gammon Gold
Newcrest Mining
Goldcorp
Yamana Gold
Golden Star
Agnico-Eagle
Gold Fields
Barrick Gold
Newmont Mining
AngloGold

Source: Banc of America Securities – Merrill Lynch estimates, as at August 2009

Pure gold.
RANDGOLD RESOURCES

Our shareholders participate directly in our value creation… through discovery and development


Morila gold mine
Loulo gold mine
Mines
2
Tongon mine development
16
Massawa prefeasibility
Feasibility projects and Reserve / Resource definition
Gounkoto scoping study
45
Advanced and follow-up targets
123
Identified geological anomalies
VALUE
Senegal
Cote d'Ivoire
Mali
Burkina Faso
Ghana
Tanzania

Pure gold.

RANDGOLD RESOURCES

Fully funded pipeline of projects... Morila mineMali Discovered in 1997 Production in 2000 Scheduled for closure in 2013 Discovered Yalea orebody in 1997 Production in 2005 Plant expansion and UG development in progress Tongon developmentprojectCote d'Ivoire Discovered in 1998 Production scheduled for Q4 2010 MassawaprefeasibilityprojectSenegal Discovered in 2008 Type 4 feasibility study scheduled for Q4 2010 Gounkotoscoping studyMali Discovered in 2009Type 4 feasibility study scheduled for Q4 2010

Focus drives the Randgold Resources strategy…

Focus on:

- Geology
- Africa
- Returns
- People
- Partnerships



Production hub
Senegal
Mali
Burkina Faso
Kiaka
Massawa prefeasibility
Loulo gold mine
Gounkoto scoping study
Morila gold mine
Tongon Mine development
Côte d'Ivoire
West Africa
Randgold Resources permits
Exploration focus



+1 Moz deposits
Africa's main gold regions

Pure gold.

RANDGOLD RESOURCES

Mali...Morila mine update Open pit mining ended in Q2 2009 and the mine began the treatment of low grade stockpilesThe rightsizing process, as a result of the pit closure, was completed smoothlyIn line with life of mine plan, the mine produced 184 779 ounces of gold in the first half of 2009 and remains a strong cash generatorThe mine is scheduled to close in 2013 and an agri-business study is underway to explore sustainable development and to reduce the impact on the community

Morila gold mine...operating results Quarterended30 Jun 2009 Quarterended31 Mar2009 Quarterended30 Jun2008 6 monthsended30 Jun2009 6 monthsended30 Jun2008 Tons processed (000) 1 089 1 053 1 088 2 142 2 096 Head grade milled (g/t) 2.7 3.2 3.5 2.9 3.5 Recovery % 91.7 92.3 92.9 92.0 92.2 Ounces produced 86 061 98 718 113 746 184 779 214 746 Cash operating costs * (US$/oz) 408 334 344 368 339 Total cash costs * (US$/oz) 463 388 398 423 395 Stockpile adjustment ** (US$/oz) 88 (24) (109) 29 (104) Attributable 40% Gold sales (US$000) 31 667 35 650 40 504 67 317 77 916 Ounces produced 34 424 39 487 45 498 73 911 85 898 Profit from mining activity * (US$000) 15 730 20 331 22 414 36 061 43 960 * Refer to explanation of non-GAAP measures provided. ** The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced.

Mali...Loulo mine update Production increased by 19% year on year to 158 087 ounces in the first half of 2009Development of the Yalea underground mine is well underway and delivery on the plan is key The Gara decline is scheduled to start in Q1 2010 A second contractor has been brought in to assist in meeting required tonnages4km long overland conveyor from the underground decline to the processing plant has been successfully commissionedExploration success adds to resource potential

Loulo gold mine...operating results Quarterended30 Jun 2009 Quarterended31 Mar2009 Quarterended30 Jun2008 6 monthsended30 Jun2009 6 monthsended30 Jun2008 Tons processed (000) 699 685 686 1 384 1 387 Head grade milled (g/t) 5.0 3.7 3.5 4.4 3.3 Recovery % 78.0 87.1 91.0 82.3 91.0 Ounces produced 87 261 70 826 70 100 158 087 133 350 Cash operating costs (US$/oz) 435 459 451 446 441 Total cash costs (US$/oz) 483 501 496 491 483 Gold sales (US$000) 71 268 51 648 54 726 122 916 104 316 Profit from mining activity (US$000) 29 116 16 137 19 970 45 253 39 847 Randgold Resources owns 80% of Loulo and the Government of Mali 20%. The Government's share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cashflows from Loulo until the shareholder loans are repaid.

Loulo mine…Yalea underground continues to advance development and improve ore tonnes mined

- A 30% increase in development metres and a 36% increase in ore delivered in Q2
- Overall development of 7 273m at end of Q2
- Measures in place to accelerate advance of twin declines

Development metres



Q2 2009
Q1 2009
Q4 2008
0
500
1000
1500
2000

Tonnes mined



Q2 2009
Q1 2009
Q4 2008
0
50000
100000
150000



P125 pit
115L
066L
Tabaski incline
046L stoping
028L-012L stoping
013LS/D's
038L access
Declines are here
Q2 2009 face positions

Pure gold.
RANDGOLD RESOURCES

Loulo permit…Loulo 3 continues to deliver mining flexibility



Loulo 3 South
11 264oz @ 3.32g/t mined
Loulo 3 Centre
7 984oz @ 3.45g/t mined
Loulo 3 North
Total Resource: 1.02Mt @ 3.35g/t for 110 000oz
P125-
L3 Gap
Loulo 2
230m
150m
570m
Depth
120m
L3RC163
13.0m @ 5.40 g/t
L3RC145
4.0m @ 3.26 g/t
L3RC247
3.0m @ 9.67 g/t
L3RC147
11.0m @ 3.33 g/t
L3RC244
8.0m @ 6.19 g/t
L3RC238
7.0m @ 6.49 g/t
L3RC134
5.0m @ 11.09 g/t
L3RC239
2.0m @ 5.76 g/t
L3RC240
7.0m @ 6.15 g/t
L3RC151
22.0m @ 8.63 g/t
incl 11m @ 14.98g/t
L3RC150
29.0m @ 6.23 g/t
incl 12m @ 9.83g/t
and 4m @ 11.78g/t
L3RC155
9.0m @ 10.14 g/t
L3RC008A
14.0m @ 8.65 g/t
L3RC187
6.0m @ 8.90 g/t
L3RC192
5.0m @ 7.20 g/t
L3RC197
7.0m @ 3.1 g/t
L3RC072A
18.0m @ 3.88 g/t
L3RC176
7.0m @ 9.8 g/t
L3RC219
13.0m @ 5.64 g/t
L3RC177
5.0m @ 16.87 g/t
Gold Intersection:
> 8
5 - 8
3 - 5
1 - 3
0.5 - 1
Area for further follow-up drilling to connect or extend pits

Pure gold.

RANDGOLD RESOURCES

Côte d'Ivoire…Tongon development project on track

- Remains on track for gold production in the last quarter of 2010
- Civil programmes for the process plant in progress
- Excavations of the main plant civil works are complete and assembly of the CIL tanks on schedule
- Major concrete pours are underway
- First phase of the 24 million m³ main water storage dam completed
- Peak manpower forecast of 1500 – 584 people were on site at end of Q2



Pure gold.
RANDGOLD RESOURCES

Côte d'Ivoire…Tongon development project summary

Reserves…3.16 million ounces



N
Northern Zone
Southern Zone
2 200m
2 100m
2km
0.5 – 1.0g/t
1.0 – 2.0g/t
2.0 – 3.0g/t
3.0 – 4.0g/t
> 4.0g/t

Reserves and Resources



Moz
Resources
Reserves
5
4
3
2
1
0
1997
98
99
00
01
02
03
04
05
06
07
2008

LOM production



Oz 000s
400
300
200
100
0
2010
11
12
13
14
15
16
17
18
19
20
2021

Pure gold.

RANDGOLD RESOURCES

Senegal...Massawa prefeasibility study on track for Q4 Prefeasibility drilling fast-tracked to completion by the end of July - detailed results available at www.randgoldresources.com Results support the geological model over a 4 kilometre strike length within an 8km mineralised systemInferred resource of 3.39Moz at 2.87g/t for Massawa was announced in Q1Prefeasibility study planned for completion by year end 4km N2 N1 Central 0.5 - 1 g/t1 - 3 g/t3 - 5 g/t5 - 8 g/t8 - 10 g/t Gold values

Senegal…Massawa prefeasibility drilling completed over 4km

Inferred resource of 3.39Moz at 2.87g/t

Northern Zone 1

Central Zone 1	Central Zone 2	NZ1S	NZ1N	Northern Zone 2
Length: 880m	Length: 696m	Length: 360m	Length: 388m	Length: 811m
Average Width: 11m	Average Width: 8.26m	Ave width: 5.75m	Ave width: 10.23m	Average Width: 9.88m
Average Grade: 6.9g/t	Average Grade: 3.82g/t	Ave grade:4.34g/t	Ave grade:3.45g/t	Average Grade: 7.03g/t



High grade visible gold zone
US$ 650 pit
US$ 850 pit
?
?
?
?
Gold values
0.5 – 1 g/t
1 – 3 g/t
3 – 5 g/t
5 – 8 g/t
8 – 10 g/t
Massawa Feasibility
4km strike of 8km mineralised structure

Pure gold.

RANDGOLD RESOURCES

Gounkoto…Randgold's latest discovery on the Loulo permit in Mali…


Legend
Loulo_Dem.grd
Value
Millennium highway
Faleme River
SENEGAL
MALI
Toronto
target area
P64
Gounkoto
Faraba


P64DH01
28.0m @ 1.72 g/t
16.2m @ 4.41 g/t
11.8m @ 1.44 g/t
P64T2
10.0m @ 7.53 g/t
P64DH02
5.8m @ 3.43 g/t
8.2m @ 6.51 g/t
P64RC06
14.0m @ 4.38 g/t
P64RC05
10.0m @ 5.66 g/t
FRDH02
5.8m @ 2.46 g/t
GKRC16
12.0m @ 8.37 g/t
GKRC08
33.0m @ 4.54 g/t
FRDH07
1.0m @ 8.00 g/t
2.0m @ 1.06 g/t
FRDH08
31.8m @ 8.79 g/t
GKRC07
4.0m @ 11.57 g/t
GKDH03
7.0m @ 1.52 g/t
5.0m @ 2.03 g/t
6.3m @ 1.09 g/t
GKRC05
14.0m @ 2.07 g/t
GKDH08
7.5m @ 29.0 g/t
GKRC04
26.0m @ 2.05 g/t
FRDH01
46.6m @ 13.63 g/t
FRDH06
10.9m @ 43.52 g/t
GKRC03
10.0m @ 3.11 g/t
GR12
10.0m @ 9.0 g/t
GKDH02
8.95m @ 1.10 g/t
GKRC01
2.0m @ 1.21 g/t
1.0m @ 2.28 g/t
2.0m @ 1.65 g/t
GKRC02
29.0m @ 2.6 g/t
FRDH04
1.0m @ 6.9 g/t
5.0m @ 1.32 g/t
FRDH05
60.17m @ 16.53 g/t
GKDH10
29.1m @ 3.65 g/t
GKDH01
20.9m @ 2.49 g/t
10.3m @ 11.93 g/t
FRDH03
2.1m @ 1.19 g/t
1.15m @ 1.44 g/t
FRDH09
6.0m @ 0.88 g/t
?
N
250m

Pure gold.

RANDGOLD RESOURCES

Loulo permit…Gounkoto moves to scoping study

- the weighted average for the true width and grade of the main mineralised zone over a strike length of 1 072 metres is 18.26 metres at 9.93g/t



SOUTH
NORTH
FRT06
10.3m @ 4.99 g/t
FRT05
35.75m @ 10.66 g/t
GKRC03
10.0m @ 3.11 g/t
GKRC04
26.0m @ 2.05 g/t
14.0m @ 2.52 g/t
GKDH08
7.5m @ 28.99 g/t
GKDH03
5.0m @ 2.03 g/t
7.0m @ 1.52 g/t
6.3m @ 1.09 g/t
GKRC08
33.0m @ 4.54 g/t
FRDH08
31.8m @ 8.79 g/t
FRT03
9.37m @ 15.26 g/t
FRDH02
5.8m @ 2.46 g/t
185m
GKRC032
29.0m @ 2.60 g/t
FRDH01
46.6m @ 13.63 g/t
14.0m @ 33.4 g/t
GKDH01
20.9m @ 2.49 g/t
10.3m @ 11.93 g/t
GKDH10
29.1m @ 3.65 g/t
5.76m @ 9.91 g/t
FRDH05
36.4m @ 25.83 g/t
GKDH02
8.95m @ 1.10 g/t
GKRC05
14.0m @ 2.07 g/t
19.0m @5.15 g/t
FRDH06
10.9m @ 43.52 g/t
GKRC07
4.0m @ 11.57 g/t
GKRC16
12.0m @ 8.37 g/t
GM/T
< 10
10 - 20
20 - 30
30 - 40
40 – 50
>= 50
1072m
Yalea 'purple patch' to scale

Selected drill results to date

Pure gold.

RANDGOLD RESOURCES

Bringing projects on line... Morila Loulo Gounkoto Tongon Massawa 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Yalea UG Gara UG 60 km apart Free up operationalmanagement Capital projects team Capital projects team Moto ?? ??? development production

Randgold Resources... summary financials Quarterended30 Jun 2009 Quarterended31 Mar2009 Quarterended30 Jun2008 6 monthsended30 Jun2009 6 monthsended30 Jun2008 Gold sales# 102 935 87 298 95 230 190 233 182 232 Total cash costs* 58 089 50 830 52 846 108 919 98 425 Profit from mining activity* 44 846 36 468 42 384 81 314 83 807 Exploration and corporate expenditure 12 787 11 036 12 553 23 823 26 505 Profit before income tax and financing activities 26 477 21 763 25 166 48 240 46 805 Profit for the period 18 924 13 092 20 236 32 016 38 391 Profit attributable to equity shareholders 14 946 11 052 17 911 25 998 33 877 Net cash generated from operations 17 541 28 312 11 237 45 853 28 333 Cash and cash equivalents before $330m equity placement 219 987 248 448 324 275 219 987 324 275 Attributable production§ (ounces) 121 685 110 313 115 598 231 998 219 248 Group total cash costs per ounce*§ (US$) 477 461 457 469 449 Group cash operating costs per ounce*§ (US$) 428 414 409 421 401 # Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.* Refer to explanation of non-GAAP measures provided.§ Randgold Resources consolidates 100% of Loulo and 40% of Morila.

Randgold Resources...pure gold Share Price, rebased to 100 Gold Price, $/oz. +54% +48% +15% +24% +12% Note: Randgold Resources: ADR line for share price & ORD line for TSR; N. American Peers: market cap. weighted index consisting of Agnico-Eagle, Eldorado, IAMGOLD, Red Back & Yamana; EMEA Peers: market cap. weighted index consisting of Anglogold Ashanti, Gold Fields, Harmony & Peter Hambro; N. American Majors: market cap. weighted index consisting of Barrick, Goldcorp, Kinross & Newmont Randgold Resources N. American Peers EMEA Peers N. American Majors Gold Price Source: Banc of America Securities - Merrill Lynch, as at Sept 2009

Randgold Resources delivering on…

- **Q4 2010** • Pour first gold at Tongon
- **Q4 2010** • Bank Massawa and Gounkoto
- **Q1 2010** • Start development of Gara underground
- **Q4 2009** • Complete Loulo underground expansion
- **Q4 2009** • Complete prefeasibility study on Massawa
- **Q4 2009** • Close Moto deal and complete review
- **Q3 2009** • Complete Gounkoto scoping study

Pure gold.
RANDGOLD RESOURCES

Moto Goldmines Ltd…a growing opportunity


Resource ounces 000s
25000
20000
15000
10000
5000
0
7 300 000oz @ 2.6g/t
700 000oz @ 2.6g/t
8 185 000oz @ 2.7g/t
2 809 000oz @ 2.5g/t
12 360 000oz @ 4g/t
6 163 000oz @ 2.9g/t
12 082 000oz @ 3.8g/t
7 005 000oz @ 2.8g/t
11 289 000oz @ 3.6g/t
10 298 000oz @ 3.4g/t
11 226 000oz @ 3.3g/t
11 293 000oz @ 3.1g/t
Aug-05
Mar-06
Dec-06
Jan-08
Feb-08
Aug-08
indicated
Inferred

Source: Moto Goldmines Ltd., public filings

Pure gold.
RANDGOLD RESOURCES

Randgold Resources...Global Offer In early August 2009, Randgold completed its offering of 5.75m new shares (including exercise of the over-allotment option) in the form of ordinary shares and American Depositary Shares ("ADSs")Offering raised gross proceeds of US$342 millionPriced at US$59.50 per ADS and £36.35 per share, a discount of only 0.3% to the closing ADS price before books closedProceeds will be used:to fund the feasibility studies for the Gounkoto and Massawa projects;to develop the Gounkoto and Massawa projects following approval by the board; andfor other organic and corporate opportunities, including possible acquisitionsIn addition, some of the proceeds may be used to fund the development of the Moto Gold Project

Summary of proposed acquisition of Moto Goldmines Limited…

- All share offer for Moto at C$4.84[1] per share with partial cash alternative underwritten by AngloGold valuing Moto at US$500m[1] (C$534m[1])
- Back to back arrangement with AngloGold under which:
  - AngloGold will purchase 50% of Moto on completion through JV structure
  - Randgold will be appointed operator of Moto Gold Project
  - Capital requirements will be shared equally going forward
- Unanimous recommendation from the Moto Board to vote in favour of the Randgold offer
- Irrevocable undertakings representing 38.2% of Moto shares
- Randgold has held meetings with the DRC Government to outline plans for the project and establish basis for proceeding that met the Government's Reconstruction Initiative requirements
  - DRC Government has given written support for the transaction and confirmed that Randgold's objectives are closely aligned with its own
- Transaction making good progress, Information Circular expected to be mailed shortly with Moto shareholder meeting scheduled for October 9

[1] Offer values are as at 4 August 2009, day prior to announcement of recommended transaction

Pure gold.
RANDGOLD RESOURCES

Disclaimer... The presentation is not for distribution in, nor does it constitute any offer of securities for sale . Statements made in this presentation with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the U.S. Securities and Exchange Commission on 15 May 2009. Randgold Resources undertakes no obligation to update information in this presentation. Cautionary note to US investors: the Securities and Exchange Commission (the "SEC") permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this presentation, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SECs Industry Guide number 7.In the event a transaction is entered into between Randgold and Moto, of which there can be no assurance, Randgold will file important documents with the SEC and with applicable Canadian securities regulatory authorities. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of such documents at the SEC's web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources LimitedDavid HaddonGeneral Counsel and Secretary